                                                  Filed Pursuant to Rule 424(b)5
                                                     Registration No. 333-121067

PRICING SUPPLEMENT No. 1
to Prospectus Supplement dated May 18, 2005
to Prospectus Supplement dated May 18, 2005
and Prospectus dated May 18, 2005

                                480,000 YEELDS(R)
                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES H

      7.0% Yield Enhanced Equity Linked Debt Securities Due April 14, 2006
             Performance Linked to The Gap, Inc. (GPS) Common Stock

     Because these notes are part of a series of Lehman Brothers Holdings' debt securities called Medium-Term Notes, Series H, this pricing supplement and the accompanying prospectus supplement, dated May 18, 2005 (the "YEELDS prospectus supplement") should also be read with the accompanying prospectus supplement, dated May 18, 2005 (the "MTN prospectus supplement")
     and the accompanying prospectus dated May 18, 2005 (the "base prospectus").
     Terms used here have the meanings given them in the YEELDS prospectus supplement, the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

o    INDEX STOCK ISSUER: The Gap, Inc. The Gap, Inc. is not involved in this offering and has no obligation with respect to the notes.

o    INDEX STOCK: The common stock of the index stock issuer.

o    STATED MATURITY DATE: April 14, 2006, subject to postponement if a market disruption event occurs on the valuation date.

o    VALUATION DATE: April 7, 2006, subject to postponement if a market disruption event occurs, as described under the caption "Description of the
     Notes--Settlement value" on page SS-12 of the YEELDS prospectus supplement.

o    DETERMINATION PERIOD: Five business days.

o    COUPON RATE: 7.0% per annum.

o    COUPON PAYMENT DATES: The fourteenth calendar day of each month of each year, beginning on August 14, 2005.

o    COUPON RECORD DATES: 15 calendar days prior to each coupon payment date.

o    PRINCIPAL AMOUNT: $21.1819 per YEELDS and, in the aggregate,
     $10,167,312.00.

o    LISTING: The YEELDS will not be listed on any exchange.

o    EQUITY CAP PRICE: $23.30009, which represents 110% of the initial value.

o    INITIAL VALUE: $21.1819, which is the average execution price per share for the index stock that an affiliate of Lehman Brothers Holdings paid to hedge
     Lehman Brothers Holdings' obligations under the notes.

o    DENOMINATIONS: $21.1819 and integral multiples thereof.

o    PAYMENT AT MATURITY: On the stated maturity date, Lehman Brothers Holdings will pay you in cash, per YEELDS, the lesser of:

     (1)  the alternative redemption amount; and

     (2)  $23.30009

     Because the principal amount is equal to the initial value, the alternative redemption amount per YEELDS will equal the settlement value.

     The settlement value will be based upon the adjusted closing price of the index stock on the valuation date, and shall generally be equal to the adjusted closing price multiplied by the multiplier, as described beginning on page PS-2 of this pricing supplement under "Settlement
     Value Based Upon Adjusted Closing Price".

o    Stock Settlement Option: None.

     Investing in the notes involves risks. Risk Factors begin on page SS-6 of the YEELDS prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement, any accompanying YEELDS prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ----------------------
                                                 Per YEELDS        Total
                                               ------------- -----------------
    Public offering price....................    $21.181900   $10,167,312.00
    Underwriting discount....................    $ 0.052955   $    25,418.40
    Proceeds to Lehman Brothers Holdings.....    $21.128945   $10,141,893.60

                             ----------------------

Lehman Brothers Holdings has granted the underwriter an option to purchase, within 13 days of the original issuance, up to an additional 72,000 YEELDS on the same terms and conditions set forth above solely to cover over-allotments, if any.

                             ----------------------

The notes are expected to be ready for delivery in book-entry form only through
The Depository Trust Company on or about July 14, 2005.

                             ----------------------

                                 LEHMAN BROTHERS

July 7, 2005

"YEELDS" is a registered trademark of Lehman Brothers Inc.

               SETTLEMENT VALUE BASED UPON ADJUSTED CLOSING PRICE

Notwithstanding the statement in the YEELDS prospectus supplement in the first sentence under "Description of Notes--Settlement value" that the settlement value will be based upon the closing price of the index stock, in the case of the YEELDS offered hereby, the settlement value will be based upon the adjusted closing price of the index stock on the valuation date, and shall generally be equal to such adjusted closing price multiplied by the multiplier then in effect. Adjustments to the closing price will occur, as described below, if The
Gap, Inc. changes the per share amount of dividends it pays on its shares of common stock during the term of the YEELDS.

The adjusted closing price of The Gap, Inc. common stock on any scheduled trading day will equal the closing price of such common stock on such scheduled trading day, plus the dividend adjustment amount (which may be a negative number) in effect on such scheduled trading day. The dividend adjustment amount shall initially be zero.

If, during the period from, but excluding, the date of this pricing supplement to the valuation date, holders of record of shares of common stock of The Gap,
Inc. are entitled to receive a cash dividend (other than an extraordinary cash dividend, as determined by the calculation agent in its good faith judgment)
from The Gap, Inc. and the amount of the dividend is less than the base dividend
(as described below) per share of common stock, including if The Gap, Inc. fails to declare or make a quarterly dividend payment on its shares of common stock
(as determined by the calculation agent in its sole and absolute discretion), the dividend adjustment amount then in effect shall be reduced on the ex-dividend date for The Gap, Inc. dividend (any such day, an "effective adjustment date") by an amount equal to the difference between the base dividend and the new dividend. Any such downward adjustment of the dividend adjustment amount may decrease the amount you receive upon maturity. The "base dividend"
shall be $0.045, the amount of the quarterly dividend per share of common stock most recently paid by The Gap, Inc. prior to the date of this pricing supplement, subject to adjustment in the event of certain events affecting the shares of common stock of The Gap, Inc., such as share splits, reverse share splits or reclassifications, as determined by the calculation agent, in its good faith judgment. If the calculation agent determines in its sole and absolute discretion that The Gap, Inc. has failed to declare or make a quarterly dividend payment, the effective adjustment date for adjusting the dividend adjustment amount will be the first business day immediately following November 15, 2005 and February 15, 2006 and the valuation date, as applicable.

If, during the period from, but excluding, the date of this pricing supplement to the valuation date, holders of record of The Gap, Inc. common stock are entitled to receive a cash dividend (other than an extraordinary cash dividend, as determined by the calculation agent in its good faith judgment) from The Gap,
Inc. and the amount of the dividend is more than the base dividend per share, the dividend adjustment amount then in effect shall be increased on the effective adjustment date by an amount equal to the excess of the new dividend over the base dividend. Any such upward adjustment to the dividend adjustment amount may increase the amount you receive upon maturity.

The dividend adjustment amount in effect at any time shall be adjusted in the event of certain events affecting the shares of common stock of The Gap, Inc., such as share splits, reverse share splits or reclassifications, as determined by the calculation agent, in its good faith judgment.

You may call Lehman Brothers Inc. at 212-526-0905 to obtain the current value of the dividend adjustment amount.

                                      PS-2

                     EXAMPLES OF AMOUNT PAYABLE AT MATURITY

Here are three examples of the amount that may be payable on the stated maturity date. In each of these examples it is assumed that The Gap, Inc. does not change the amount of the quarterly dividends that it pays on its shares of common stock during the term of the YEELDS.

EXAMPLE 1. ASSUMING THE SETTLEMENT VALUE IS $15.00:

As a result, on the stated maturity date, you would receive $15.00 per YEELDS, plus accrued but unpaid coupon payments, because the settlement value of $15.00 is less than $23.30009.

EXAMPLE 2. ASSUMING THE SETTLEMENT VALUE IS $22.00:

As a result, on the stated maturity date, you would receive $22.00 per YEELDS, plus accrued but unpaid coupon payments, because the settlement value of $22.00 is less than $23.30009.

EXAMPLE 3. ASSUMING THE SETTLEMENT VALUE IS $30.00:

As a result, on the stated maturity date, you would receive $23.30009 per
YEELDS, plus accrued but unpaid coupon payments, because $23.30009 is less than the settlement value of $30.00.

To the extent the actual settlement value differs from the values assumed above or that The Gap, Inc. changes the amount of the quarterly dividends it pays, the results indicated above would be different.

                                      PS-3

                       INDEX STOCK ISSUER AND INDEX STOCK

THE GAP, INC.

Lehman Brothers Holdings has obtained the following information regarding The
Gap, Inc. from The Gap, Inc.'s reports filed with the SEC.

The Gap, Inc. is a global specialty retailer operating retail and outlet stores selling casual apparel, accessories, and personal care products for men, women and children under the Gap, Banana Republic and Old Navy brands. The Gap, Inc.
operates stores in the United States, Canada, the United Kingdom, France and
Japan. In addition, The Gap, Inc.'s U.S. customers may shop online at gap.com,
bananarepublic.com, and oldnavy.com.

The Gap, Inc. designs virtually all of its products, which are manufactured by independent sources, and sells them under three brands:

o    GAP. Founded in 1969, Gap stores offer extensive selections of classically styled, high quality, casual apparel at moderate price points. Products range from wardrobe basics such as denim, khakis and T-shirts to fashion apparel, accessories and personal care products for men and women, ages teen through adult. The Gap, Inc. entered the children's apparel market with the introduction of GapKids in 1986 and babyGap in 1989. These stores offer casual apparel and accessories in the tradition of Gap style and quality for children, ages newborn through pre-teen. Launched in 1998,
     GapBody offers women's underwear, sleepwear, swimwear and personal care products.

o    BANANA REPUBLIC. The Gap, Inc. acquired Banana Republic in 1983 with two stores. Banana Republic now offers sophisticated, fashionable collections of dress-casual and tailored apparel, shoes and accessories for men and women at higher price points than Gap. Banana Republic products range from apparel, including intimate apparel, to personal care products.

o    OLD NAVY. The Gap, Inc. launched Old Navy in 1994 to address the market for value-priced family apparel. Old Navy offers broad selections of apparel, shoes and accessories for adults, children and infants as well as other items, including personal care products, in an innovative, exciting shopping environment. Old Navy also offers a line of maternity and plus sizes in its stores.

The index stock is registered under the Securities Exchange Act of 1934 and is currently listed on the New York Stock Exchange. Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website described under "Where You
Can Find More Information" on page 6 of the accompanying base prospectus. In addition, information regarding the index stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

HISTORICAL INFORMATION ABOUT THE INDEX STOCK

The index stock is listed on the New York Stock Exchange under the symbol "GPS".

The following table presents the high and low closing prices for The Gap, Inc.
common stock, as reported on the New York Stock Exchange during each quarter in
2002, 2003, 2004 and 2005 (through the date of this pricing supplement), and the closing price at the end of each quarter in 2002, 2003, 2004 and 2005 (through the date of this pricing supplement).

As indicated below, the market price of the index stock has been highly volatile during recent periods.

It is impossible to predict whether the price of the index stock will rise or fall. The historical prices of the index stock are not indications of future performance. Lehman Brothers Holdings cannot assure you that the price of the index stock will remain at, or increase above, the initial value; accordingly, there can be no assurance that the payment you receive at maturity will equal or exceed the principal amount. The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

                                      PS-4

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.



                                                        HIGH                 LOW              PERIOD END
                                                    -------------       --------------     ----------------

2002
   First Quarter...............................         $16.35              $11.97              $15.04
   Second Quarter..............................          16.89               13.55               14.20
   Third Quarter...............................          14.80               10.85               10.85
   Fourth Quarter..............................          16.30                8.84               15.52

2003
   First Quarter...............................         $16.07              $12.70              $14.49
   Second Quarter..............................          18.76               14.70               18.76
   Third Quarter...............................          21.03               17.12               17.12
   Fourth Quarter..............................          23.24               17.63               23.21

2004
   First Quarter...............................         $23.10              $18.40              $21.92
   Second Quarter..............................          25.66               21.70               24.25
   Third Quarter...............................          24.52               18.65               18.65
   Fourth Quarter..............................          23.60               18.95               21.12

2005
   First Quarter...............................         $22.58              $20.65              $21.84
   Second Quarter..............................          21.90               19.55               19.75
   Third Quarter (through the date of this
   pricing supplement).........................          20.99               19.82               20.99



                                      PS-5

                              HYPOTHETICAL RETURNS

The table below illustrates, for a range of hypothetical settlement values on the valuation date, in each case assuming that (a) the investment is held from the date on which the YEELDS are first issued until the stated maturity date and
(b) The Gap, Inc. does not change the amount of the quarterly dividends that it pays on its shares of common stock during the term of the YEELDS:

o    the percentage change from the issue price to the hypothetical settlement value on the valuation date;

o    the total coupon payments paid or payable on or before the stated maturity date per YEELDS;

o    the hypothetical total amount payable per YEELDS on the stated maturity date;

o    the hypothetical total annualized yield on the YEELDS on the stated
     maturity date; and

o    the hypothetical total annualized yield from direct ownership of the index stock.



                           PERCENTAGE         TOTAL COUPON                                HYPOTHETICAL
                        CHANGE FROM THE     PAYMENTS PAID OR       HYPOTHETICAL         TOTAL ANNUALIZED        HYPOTHETICAL
                         ISSUE PRICE TO       PAYABLE ON OR       AMOUNT PAYABLE          YIELD ON THE        TOTAL ANNUALIZED
     HYPOTHETICAL       THE HYPOTHETICAL       BEFORE THE         PER YEELDS ON           NOTES ON THE           YIELD FROM
SETTLEMENT VALUE ON    SETTLEMENT VALUE ON   STATED MATURITY        THE STATED           STATED MATURITY      DIRECT OWNERSHIP
 THE VALUATION DATE    THE VALUATION DATE    DATE PER YEELDS      MATURITY DATE (1)    DATE PER YEELDS (2)   OF INDEX STOCK (3)
--------------------  --------------------- ------------------   ------------------   --------------------  ---------------------

    $  8.4728                  -60%             $1.11205             $ 8.47276               -66.8%                -69.9%
      12.7091                  -40               1.11205              12.70914               -44.4                 -48.7
      16.9455                  -20               1.11205              16.94552               -19.6                 -24.9
      19.0637                  -10               1.11205              19.06371                -6.4                 -12.3
      21.1819                    0               1.11205              21.18190                 7.2                   0.9
      23.3001                   10               1.11205              23.30009                21.3                  14.4
      25.4183                   20               1.11205              23.30009                21.3                  28.4
      29.6547                   40               1.11205              23.30009                21.3                  57.6
      33.8910                   60               1.11205              23.30009                21.3                  88.1
      38.1274                   80               1.11205              23.30009                21.3                 120.0
      42.3638                  100               1.11205              23.30009                21.3                 153.1


-----------------------

(1)  Excludes accrued but unpaid coupon payments payable on the stated maturity date.
(2)  The hypothetical total annualized yield on the stated maturity date represents the coupon rate per year used in determining the present values, discounted to the original issue date (computed on the basis of a 360-day year of twelve 30-day months compounded annually), of all payments made or to be made on the YEELDS, including the amount payable on the stated
     maturity date and all coupon payments through the stated maturity date, the sum of these present values being equal to the original issue price.
(3)  Assumes the dividend on the index stock is $0.045 per share per quarter.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total and pre-tax rates of return will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the table.

You should compare the features of the YEELDS to other available investments before deciding to purchase the YEELDS. Due to the uncertainty concerning the settlement value on the valuation date, the return on investment with respect to the YEELDS may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings or by others. You should reach an investment decision only after carefully considering the suitability of the YEELDS in light of your particular circumstances.

                                      PS-6

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. and Lehman
Brothers Inc. has agreed to purchase, all of the YEELDS at the price indicated
on the cover of this pricing supplement.

Lehman Brothers Holdings has agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the YEELDS initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement.
After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

Lehman Brothers Holdings has granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the YEELDS, up to 72,000 additional YEELDS solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers Inc. will be committed, subject to certain conditions, to purchase the additional YEELDS. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be approximately $11,692,409,
$29,231 and $11,663,178, respectively.

Lehman Brothers Holdings expects to deliver the YEELDS against payment on or about July 14, 2005, which is the fifth business day following the date of this pricing supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the YEELDS on the date of this pricing supplement, it will be required, by virtue of the fact that the YEELDS initially will settle on the fifth business day following the date of this pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

An affiliate of Lehman Brothers Holdings has entered into a swap transaction in connection with the YEELDS and has received customary compensation for that transaction.

                                      PS-7

                                480,000 YEELDS(R)

                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES H

      7.0% YIELD ENHANCED EQUITY LINKED DEBT SECURITIES DUE APRIL 14, 2006
             PERFORMANCE LINKED TO THE GAP, INC. (GPS) COMMON STOCK

                             ----------------------

                               PRICING SUPPLEMENT
                                  JULY 7, 2005

                        (INCLUDING PROSPECTUS SUPPLEMENT
                               DATED MAY 18, 2005,

                              PROSPECTUS SUPPLEMENT
                             DATED MAY 18, 2005 AND

                                   PROSPECTUS
                               DATED MAY 18, 2005)

                             ----------------------

                                 LEHMAN BROTHERS